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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                        (Amendment No._________________)

                                  iManage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

              [ ] Rule 13d-1(b)

              [ ] Rule 13d-1(c)

              [X] Rule 13d-1(d)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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----------------------------                        ----------------------------
CUSIP NO.                             13G                PAGE 2 OF 6 PAGES
----------------------------                        ----------------------------

-------- -----------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Rafiq Mohammadi
         ###-##-####
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [ ]
         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.
-------- -----------------------------------------------------------------------
                  5        SOLE VOTING POWER

                           72,916(1)
  NUMBER OF       -------- -----------------------------------------------------
   SHARES         6        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                 2,467,334(2)
   BY EACH        -------- -----------------------------------------------------
  REPORTING       7        SOLE DISPOSITIVE POWER
   PERSON
    WITH                   0
                  -------- -----------------------------------------------------
                  8        SHARED DISPOSITIVE POWER

                           2,540,250(3)
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,540,250(3)
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
               IN
-------- -----------------------------------------------------------------------


(1) This figure is the sum of: (a) unexercised options to purchase 50,000 shares which were granted in 1999, and (b) unexercised options to purchase 22,916 shares, which were granted on April 24, 2001.

(2) This figure includes: (a) 2,418,334 shares held jointly with Michelle Mohammadi, Mr. Mohammadi's wife, and (b) 49,000 shares held by Northern Trust Company of Chicago as Trustee of the Rafiq R. Mohammadi 1999 Irrevocable Trust, dated November 8, 1999.


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----------------------------                        ----------------------------
CUSIP NO.                             13G                PAGE 3 OF 6 PAGES
----------------------------                        ----------------------------

(3) This figure represents the sum of: (a) the shares referenced above in footnote 1, and (b) the shares referenced above in footnote 2.


Item 1(a)      NAME OF ISSUER:

               iManage, Inc.

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2121 S. El Camino Real, 4th Floor
               San Mateo, CA  94403

Item 2(a)      NAME OF PERSON FILING:

               Rafiq Mohammadi

Item 2(b)      ADDRESS OF PERSON FILING:

               360 E. Randolph
               Chicago, IL  60606

Item 2(c)      CITIZENSHIP:

               U.S.

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

Item 2(e)      CUSIP NUMBER:

               45245Y105


Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

         (a)   [ ]   Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o).

         (b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

         (c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act
                     (15 U.S.C. 78c).

         (d)   [ ]   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)   [ ]   An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E);


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----------------------------                        ----------------------------
CUSIP NO.                             13G                PAGE 4 OF 6 PAGES
----------------------------                        ----------------------------

         (f)   [ ]   An employee benefit plan or endowment fund in accordance
                     with Section 240.13d-1(b)(1)(ii)(F);

         (g)   [ ]   A parent holding company or control person in accordance
                     with Section 240.13d-1(b)(1)(ii)(G);

         (h)   [ ]   A savings associations  as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [ ]   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         Not applicable

Item 4         OWNERSHIP:

       Provide the following information regarding the aggregate number and percentage of the class and securities of the issuer identified in Item I.

         (a)   Amount "beneficially" owned within the meaning of rule 13d-3:

               2,540,250

(b)      Percent of class:

               9.3%

         (c)   Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 72,916
               (ii)  shared power to vote or direct the vote: 2,467,334
               (iii) sole power to dispose or to direct the disposition of: 0
               (iv)  shared power to dispose or to direct disposition of:
                     2,540,250

Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See footnotes 1-3 herein.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


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----------------------------                        ----------------------------
CUSIP NO.                             13G                PAGE 5 OF 6 PAGES
----------------------------                        ----------------------------

               Not applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP

               Not applicable

Item 10        CERTIFICATIONS.



               ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                          1001).

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14th, 2001
                                          --------------------------------------
                                                         Date

                                                  /s/ Rafiq Mohammadi
                                          --------------------------------------
                                                       Signature

                                             Rafiq Mohammadi, Chief Technology
                                          --------------------------------------
                                          Officer, Vice President -- Engineering
                                          --------------------------------------
                                                       Name/Title